Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

3 May 2018

Fresenius Medical Care remains on track for another record year after solid first quarter 2018

•                  Revenue and net income growth in the first quarter impacted by significant currency headwind

•                  Growth delivered by Products business and International segments

•                  On track to achieve net income growth target

•                  Expected revenue growth softened due to reduced dosing of calcimimetic drugs in the United States

•                  Divestiture of Sound Inpatient Physicians to further focus U.S. Care Coordination activities

Key figures (IFRS)(1)

EUR million	Q1 2018	Q1 2017	growth	growth cc
Revenue	3,976	4,548	(13)%	(1)%
Revenue adjusted	3,976	4,409	(10)%	2%
Revenue adjusted and excluding special items	3,976	4,309	(8)%	4%
Operating income (EBIT)	497	651	(24)%	(15)%
Operating income (EBIT) adjusted	510	651	(22)%	(13)%
Operating income (EBIT) adjusted and excl. special items	510	552	(8)%	3%
Net income(2)	279	308	(10)%	0%
Net income adjusted	292	308	(5)%	5%
Net income adjusted and excluding special items	244	249	(2)%	8%
Basic earnings per share (in EUR)	0.91	1.01	(10)%	0%

(1) For a detailed reconciliation, please refer to the table at the end of the press release

(2) Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

“On the back of a solid first quarter, which showed healthy organic growth in our businesses, we are heading towards another record year in our company’s history. While managing the shift of the calcimimetic drugs into our clinical operations in the United States, we achieved good organic revenue growth in our Dialysis Services business and strong organic revenue growth in our Products business. This provides a solid basis to deliver on our growth targets for this year. With the planned sale of Sound Inpatient Physicians we have narrowed the focus of our Care Coordination strategy in the U.S. on areas that provide the highest contribution and the best outcomes for our patients,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “I am proud to announce that we have just proven once again our commitment to patients. We have received the highest quality rankings in the industry from the U.S. Centers for Medicare and Medicaid Services last week.”

Currency headwind impacts revenue and earnings, healthy organic growth continues

Revenue in the first quarter 2018 was significantly impacted by a 12% negative impact resulting from foreign currency translation, declining 1% at constant currency to EUR 3,976 million. Adjusting Q1 2017 for the prior year impact from the recognition of revenue related to the agreement with the U.S. Departments of Veterans Affairs and Justice (VA Agreement) and for the IFRS 15 implementation, revenue growth in the first quarter 2018 was 4% at constant currency. Health Care Services revenue declined by 3% at constant currency (EUR 3,209 million), driven by the effect of the implementation of IFRS 15. Health Care Products revenue increased by 6% at constant currency to EUR 767 million. Organic growth for Health Care Services was at 2%, and for the Health Care Products business at 6%. Dialysis treatments increased by 3% as a result of growth in same-market treatments (2%) and contributions from acquisitions (1%).

Total operating income (EBIT) reached EUR 497 million (margin of 12.5%, 180 basis points below the level of last year). This development was strongly impacted by the VA Agreement and the impact from the initial increase in valuation of Sound Physicians’ share based payment program caused by the sale of Sound Physician (initial Sound valuation impact). Adjusting for the revenue impact from the implementation of IFRS 15 and excluding the VA Agreement as well as the initial Sound valuation impact, EBIT grew by 3% at constant currency and EBIT margin was stable at 12.8%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA remained strong with EUR 279 million, a stable development at constant currency. Adjusted for the negative impact of the initial Sound valuation impact net income grew by 5% on a constant currency basis (EUR 292 million). Excluding all special items —

namely the VA Agreement in Q1 2017 and the positive effect from the U.S. Tax Reform in Q1 2018 as well as the initial Sound valuation impact, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 8% at constant currency.

Based on the number of approximately 306.5 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) amounted to EUR 0.91, compared to EUR 1.01 for the first quarter of 2017.

Development of Reporting Segments

North America revenue, which corresponds to 70% of total revenue, was down by 5% at constant currency to EUR 2,774 million.

Dialysis Care revenue decreased by 16% to EUR 2,075 million, including a 13% negative impact resulting from foreign currency translation. At constant currency, Dialysis Care revenue decreased by 3%, mainly due to the implementation of IFRS 15 (EUR 88 million) and the prior-year impact from the VA Agreement (EUR 100 million). Excluding the 2017 effect from the VA Agreement and the 2017 effect from the implementation of IFRS 15, Dialysis Care revenue increased by 5% at constant currency. Same-market treatments grew by 2%, organic revenue per treatment by 2% and acquisitions contributed 1%. At constant currency, Care Coordination revenue decreased by 14%, driven by the shift of calcimimetic drugs into the clinical environment, the implementation of IFRS 15 and the impact from the Shiel Laboratories divestiture in Q4 2017.

As of the end of March 2018, the company was treating 197,339 patients at its 2,419 clinics in North America. Both numbers increased by 4%, while dialysis treatments increased by 3%.

Key figures North America (IFRS)

EUR million	Q1 2018	Q1 2017	growth	growth cc
Revenue	2,774	3,375	(18)%	(5)%
Revenue adjusted	2,774	3,236	(14)%	(1)%
Revenue adjusted and excluding special items	2,774	3,136	(12)%	2%
Operating income (EBIT)	362	526	(31)%	(21)%
Operating income (EBIT) adjusted	375	526	(29)%	(19)%
Operating income (EBIT) adjusted and excl. special items	375	427	(12)%	0%

In the U.S., the average revenue per treatment, adjusted for the implementation of IFRS 15 and excluding the 2017 impact of the VA Agreement, the average revenue per treatment increased by USD 6 from USD 342 to USD 348. The increase was mainly driven by the announced initial introduction of calcimimetic drugs in the clinical environment, which is still in an early conversion stage. Higher implicit price concessions (IFRS 15) and, as previously indicated, lower revenue from commercial payors mitigated this effect.

Cost per treatment in the U.S., adjusted for the implementation of IFRS 15, increased to USD 288 (from USD 276). This development was largely a result of the announced initial introduction of calcimimetic drugs in the clinical environment, which is still in an early conversion stage, higher personnel expense, as well as increased property and other occupancy related costs and increased costs for medical supplies partially offset by lower costs for health care supplies.

At constant currency, Health Care Products revenue increased by 1% due to higher sales of renal pharmaceuticals, peritoneal dialysis products, hemodialysis solutions and concentrates, partially offset by lower sales of machines and dialyzers.

The total operating income of the North America segment was EUR 362 million (-31%), (-21% at constant currency), an operating income margin of 13.1%. Adjusted for the initial Sound valuation impact and the 2017 effects from the VA Agreement, operating income (EBIT) was EUR 375 million compared to EUR 427 million in the first quarter 2017. The respective operating income margin was 13.5% compared to 13.6% in the first quarter of 2017.

EMEA revenue increased by 6% at constant currency to EUR 636 million, mainly driven by positive business development in Health Care Services revenue and Health Care Products revenue, which both increased by 6% at constant currency. The increase in Health Care Services revenue was driven by acquisitions, same-market treatment growth and an increase in dialysis days. Dialysis Products revenue grew by 7% at constant currency to EUR 302 million, due to higher sales of products for acute care treatments, machines, peritoneal dialysis products and renal pharmaceuticals.

Non-dialysis Products revenue decreased by 6% to EUR 20 million, primarily due to lower sales of acute cardiopulmonary products. There was virtually no impact from foreign currency translation effects. Operating income was EUR 109 million. The operating income margin decreased from 18.7% to 17.1%, mainly due to unfavorable impacts from currency effects partially offset by the impact of one additional dialysis day.

As of the end of March 2018, the company had 63,114 patients (5% increase) being treated at 754 clinics (4% increase) in the EMEA region. Dialysis treatments increased by 5%.

Asia-Pacific revenue grew by 14% at constant currency to EUR 392 million. In the region, Health Care Services revenue increased 9% (20% at constant currency) to EUR 184 million. Care Coordination activities contributed EUR 46 million to Health Care

Services revenue. With growth of 8% in constant currency to EUR 208 million, the Health Care Products business showed a solid sales performance, mainly driven by higher sales of chronic hemodialysis products and products for acute care treatments. Operating income reached EUR 74 million (Q1 2017: EUR 82 million). The operating income margin decreased to 19.0% in Q1 2018 (Q1 2017: 21.7%). This was primarily driven by foreign currency transaction effects and delayed product sales.

As of the end of March 2018, the company had 30,194 patients (2% increase) being treated at 385 clinics in Asia-Pacific. Dialysis treatments increased by 2%, impacted by same market treatment growth of 4% partially offset by the effect of sold or closed clinics.

Latin America delivered revenue of EUR 170 million, a significant improvement of 17% at constant currency. This growth was mainly driven by an increase in organic revenue per treatment. Health Care Products revenue grew by 25% at constant currency based on higher sales of dialyzers, machines, products for acute treatments and peritoneal dialysis products. With an operating income of EUR 14 million the segment generated an operating income on previous year’s level. Operating income margin increased slightly to 8.3% in Q1 2018 (Q1 2017: 8.1%).

As of the end of March 2018, the company was treating 31,606 patients (5% increase) at 232 clinics in Latin America. Dialysis treatments increased by 4%.

Net interest expense was EUR 80 million compared to EUR 92 million in the first quarter of 2017, a decrease of 14% (5% at constant currency). The decrease was driven by the lower leverage level and a repayment of high interest-bearing senior notes. Income tax expense was EUR 87 million for the first quarter of 2018, which translates into an effective tax rate of 20.9%, compared to last year’s Q1 with a tax rate of 32.5%. The strong reduction was largely driven by the U.S. Tax Reform.

Cash flow with normalized development

In the first quarter of 2018, the company used EUR 45 million in net cash from operating activities, compared to EUR 170 million provided by operating activities in last year’s Q1. The decrease in net cash provided by operating activities was largely driven by the positive impact from the 2017 cash inflow related to the VA Agreement, a higher impact from seasonality in invoicing and increased inventory levels, partially offset by a positive impact from lower income tax payments. The number of days sales outstanding (DSOs) increased sequentially by 10 days compared with Q4 2017 to reach 85 days driven by the above mentioned seasonality in invoicing. Free cash flow (Net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR (263 million) and EUR (25 million) for the three months ended March 31, 2018 and March 31, 2017, respectively. Free cash flow in percent of revenue was (6.6%) and (0.6%) for the three months ended 2018 and 2017, respectively.

Focusing the profile in U.S. Care Coordination portfolio

On April 21, Fresenius Medical Care announced to divest its controlling interest in Sound Inpatient Physicians to an investment consortium for total transaction proceeds of USD 2.15 billion (EUR 1.76 billion(3)). The divestment is expected to generate a pre-tax book gain of approximately EUR 800 million(3),(4). Closing of the transaction is subject to regulatory approvals and anticipated late in 2018.

Employees

As of March 31, 2018, Fresenius Medical Care had 114,831 employees (full-time equivalents) worldwide, compared to 110,530 employees at the end of March 2017. This increase was mainly attributable to our continued organic growth and acquisitions.

Outlook 2018

The company expects revenue(5) growth between 5% and 7% at constant currency. Adjusted net income(6) is expected to increase by 13% to 15% at constant currency and excluding special items(7) to increase by 7% to 9%.

The targets exclude effects from major transactions such as the planned acquisition of NxStage Medical and the planned divestiture of Sound Physicians.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter today at 3:30 p.m. CEDT / 9:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

(3) EUR/USD 1.22

(4) Based on the company’s latest available valuation of the North American operating segment

(5) 2017 adjusted for the effect of IFRS 15 implementation

(6) Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA, adjusted for the Sound valuation impact

(7) VA Agreement, Natural Disaster Costs, FCPA related charge, U.S. Tax Reform

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the first quarter 2018.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,790 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 322,253 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended March 31
in € million, unaudited	2018	2017

Operating performance excluding special items

Revenue	3,976	4,548
Effect from IFRS 15 implementation		(139)
Revenue adjusted	3,976	4,409
VA Agreement(1)		(100)
Revenue adjusted and excluding special items	3,976	4,309

Operating income (EBIT)	497	651
Initial Sound valuation impact(2)	13
Operating income (EBIT) adjusted	510	651
VA Agreement		(99)
Operating income (EBIT) adjusted and excluding special items	510	552

Net income(3)	279	308
Initial Sound valuation impact	13
Net income(3) adjusted	292	308
VA Agreement		(59)
U.S. Tax Reform(4)	(48)
Net income(3) adjusted and excluding special items	244	249

(1) VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(2) Initial increase in valuation of Sound Pysicians’ share based payment program caused by sale of Sound Physicians

(3) Attributable to shareholders of FMC AG & Co. KGaA

(4) U.S. Tax Reform: impacts from the U.S. tax reform

Statement of earnings

	Three months ended March 31
in € million, except share data, unaudited	2018	2017	Change	Change at cc

Health Care Services	3,209	3,769	-14.9%	-2.8%
Health Care Products	767	779	-1.5%	6.4%
Revenue	3,976	4,548	-12.6%	-1.2%
Revenue adjusted	3,976	4,409	-9.8%	1.9%
Revenue adjusted and excluding special items	3,976	4,309	-7.7%	4.3%

Costs of revenue	2,773	2,956	-6.2%	6.6%
Gross profit	1,203	1,592	-24.4%	-15.7%
Selling, general and administrative	692	924	-25.1%	-16.2%
Research and development	32	32	-0.7%	5.0%
Income from equity method investees	(18)	(15)	20.3%	21.7%
Operating income (EBIT)	497	651	-23.7%	-15.2%
Operating income (EBIT) adjusted	510	651	-21.7%	-12.9%
Operating income (EBIT) adjusted and excluding special items	510	552	-7.6%	2.8%

Interest expense, net	80	92	-13.8%	-4.8%
Income before taxes	417	559	-25.4%	-16.9%
Income tax expense	87	182	-52.0%	-47.1%
Net income	330	377	-12.5%	-2.4%
Less: Net income attributable to non-controlling interests	51	69	-25.7%	-14.4%
Net income(1)	279	308	-9.6%	0.3%
Net income(1) adjusted	292	308	-5.4%	5.2%
Net income(1) adjusted and excluding special items	244	249	-2.2%	8.4%

Operating income (EBIT)	497	651	-23.7%	-15.2%
Depreciation and amortization	175	190	-7.9%	2.1%
EBITDA	672	841	-20.1%	-11.3%
EBITDA margin	16.9%	18.5%

Weighted average number of shares	306,453,070	306,241,321

Basic earnings per share	€0.91	€1.01	-9.7%	0.2%
Basic earnings per ADS	€0.45	€0.50	-9.7%	0.2%

In percent of revenue
Costs of revenue	69.7%	65.0%
Gross profit	30.3%	35.0%
Operating income (EBIT)	12.5%	14.3%
Net income(1)	7.0%	6.8%

(1) Attributable to shareholders of FMC AG & Co. KGaA